# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TAT Technologies Ltd, CIK 0000808439
CUSIP: M8740S227
Title of class of securities: Ordinary Shares, par value NIS 0.90 per share
Address of issuer's principal executive offices: 5 Hamelacha Street, Netanya, Israel (L3), 4250540
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001178913-24-003061
Filed by CIK 0001870364

## Reporting persons
- Y.D. More Investments Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); shared voting power 1,059,989; aggregate amount beneficially owned 1,059,989 (9.7% of the class)
- More Provident Funds & Pension Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); shared voting power 190,953; sole dispositive power 190,953; aggregate amount beneficially owned 190,953 (1.8% of the class)
- More Mutual Funds Management (2013) Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); shared voting power 846,364; sole dispositive power 846,364; aggregate amount beneficially owned 846,364 (7.7% of the class)
- More Investment House Portfolio Management Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); shared voting power 22,672; sole dispositive power 22,672; aggregate amount beneficially owned 22,672 (0.2% of the class)
- BYM More Investments Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); shared voting power 1,059,989; aggregate amount beneficially owned 1,059,989 (9.7% of the class)
- Eli Levy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); shared voting power 1,059,989; aggregate amount beneficially owned 1,059,989 (9.7% of the class)
- Yosef Levy: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); shared voting power 1,059,989; aggregate amount beneficially owned 1,059,989 (9.7% of the class)
- Benjamin Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); shared voting power 1,059,989; aggregate amount beneficially owned 1,059,989 (9.7% of the class)
- Yosef Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); shared voting power 1,059,989; aggregate amount beneficially owned 1,059,989 (9.7% of the class)
- Michael Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); shared voting power 1,059,989; aggregate amount beneficially owned 1,059,989 (9.7% of the class)
- Dotan Meirov: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); shared voting power 1,059,989; aggregate amount beneficially owned 1,059,989 (9.7% of the class)

## Item 1. Issuer
Name of issuer: TAT Technologies Ltd
Address of issuer's principal executive offices: 5 Hamelacha Street, Netanya, Israel, 4250540

## Item 2. Person Filing
Name of person filing:
Y.D More Investments Ltd. ("Y.D. More")
More Provident Funds and Pension Ltd. ("More Provident")
More Mutual Funds Management (2013) Ltd. ("More Mutual")
More Investment House Portfolio Management Ltd. ("More Investment")
B.Y.M. Mor Investments Ltd. ("B.Y.M.")
Eli Levy
Yosef Levy
Benjamin Meirov
Yosef Meirov
Michael Meirov
Dotan Meirov

Each of the foregoing entities and persons is referred to as a "Reporting Person", and collectively they are referred to as the "Reporting Persons".

Y.D More is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

More Mutual and More Investment are each wholly-owned subsidiaries of Y.D. More, and More Provident is a majority-owned subsidiary of Y.D. More, which owns 66.36% thereof.
Address of principal business office or, if none, residence: c/o Y.D More Investments Ltd., 2 Ben-Gurion Street, Ramat Gan, Israel
Citizenship:
Y.D More - Israel
More Provident - Israel
More Mutual - Israel
More Investment - Israel
B.Y.M. - Israel
Eli Levy - Israel
Yosef Levy - Israel
Benjamin Meirov - Israel and U.S.
Yosef Meirov - Israel and Belgium
Michael Meirov - Israel and U.S.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Y.D More: 1,059,989 Ordinary Shares
More Mutual: 846,364 Ordinary Shares
More Provident: 190,953 Ordinary Shares
More Investment: 22,672 Ordinary Shares
B.Y.M.: 1,059,989 Ordinary Shares
Eli Levy: 1,059,989 Ordinary Shares
Yosef Levy: 1,059,989 Ordinary Shares
Benjamin Meirov: 1,059,989 Ordinary Shares
Yosef Meirov: 1,059,989 Ordinary Shares
Michael Meirov: 1,059,989 Ordinary Shares
Dotan Meirov: 1,059,989 Ordinary Shares
Percent of class:
Y.D More: 9.7%
More Mutual:7.7%
More Provident: 1.8%
More Investment: 0.2%
B.Y.M.: 9.7%
Eli Levy: 9.7%
Yosef Levy: 9.7%
Benjamin Meirov: 9.7%
Yosef Meirov: 9.7%
Michael Meirov: 9.7%
Dotan Meirov: 9.7%
Ownership percentages presented herein were calculated based on 10,940,358 Ordinary Shares outstanding as of March 31, 2025, in reliance on information published by the Tel-Aviv Stock Exchange.
Sole power to vote or to direct the vote: Reporting Persons: 0
Shared power to vote or to direct the vote:
Y.D More: 1,059,989
More Mutual: 846,364
More Provident: 190,953
More Investment: 22,672
B.Y.M.: 1,059,989
Eli Levy: 1,059,989
Yosef Levy: 1,059,989
Benjamin Meirov: 1,059,989
Yosef Meirov: 1,059,989
Michael Meirov: 1,059,989
Dotan Meirov: 1,059,989
Sole power to dispose or to direct the disposition:
More Mutual: 846,364
More Provident: 190,953
More Investment: 22,672
Remaining Reporting Persons: 0
Shared power to dispose or to direct the disposition: Reporting Persons: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities reported herein are held by More Provident for the benefit of beneficiaries of various provident and pension funds, More Mutual for the benefit of various mutual funds, and More Investment for the benefit of various portfolio management clients.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit 1 to the original Statement of Beneficial Ownership on Schedule 13G filed by the Reporting Persons on September 12, 2024 to report beneficial ownership of Ordinary Shares of TAT Technologies Ltd.)

Exhibit 2 - Resolution of Board of Directors regarding signature authority of Y.D More Investments Ltd. (incorporated herein by reference to Exhibit 2 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 3 - Resolution of Board of Directors regarding signature authority of More Provident Funds and Pension Ltd. (incorporated herein by reference to Exhibit 3 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 4 - Limited Power of Attorney executed on behalf of Mr. Benjamin Meirov (incorporated herein by reference to Exhibit 4 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 5 - Limited Power of Attorney executed on behalf of Mr. Yosef Meirov (incorporated herein by reference to Exhibit 5 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 6 - Limited Power of Attorney executed on behalf of Mr. Michael Meirov (incorporated herein by reference to Exhibit 6 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 7 - Limited Power of Attorney executed on behalf of Mr. Dotan Meirov (incorporated herein by reference to Exhibit 7 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

## Signatures
- Y.D. More Investments Ltd: /s/ Yosef Levy, Yosef Levy*/Co-CEO (05/12/2025)
- Y.D. More Investments Ltd: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (05/12/2025)
- More Provident Funds & Pension Ltd.: /s/ Yosef Levy, Yosef Levy*/Director (05/12/2025)
- More Provident Funds & Pension Ltd.: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (05/12/2025)
- More Mutual Funds Management (2013) Ltd.: /s/ Eli Levy, Eli Levy*/Director (05/12/2025)
- More Mutual Funds Management (2013) Ltd.: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (05/12/2025)
- More Investment House Portfolio Management Ltd: /s/ Eli Levy, Eli Levy*/Director (05/12/2025)
- More Investment House Portfolio Management Ltd: /s/ Meir Gridish, Meir Gridish*/Chairman of the Board (05/12/2025)
- BYM More Investments Ltd.: /s/ Meir Gridish, Meir Gridish/Director and CEO (05/12/2025)
- Eli Levy: /s/ Eli Levy, Eli Levy (05/12/2025)
- Yosef Levy: /s/ Yosef Levy, Yosef Levy (05/12/2025)
- Benjamin Meirov: /s/ Meir Gridish**, Benjamin Meirov (05/12/2025)
- Yosef Meirov: /s/ Meir Gridish**, Yosef Meirov (05/12/2025)
- Michael Meirov: /s/ Meir Gridish**, Michael Meirov (05/12/2025)
- Dotan Meirov: /s/ Meir Gridish**, Dotan Meirov (05/12/2025)
Comment: * Signature duly authorized by resolution of the Board of Directors and filed herewith.
** Executed by Meir Gridish, Attorney-in-Fact, pursuant to a Limited Power of Attorney previously filed.